Courtney S. Kamlet Senior Attorney Legal & Business Affairs Courtney.kamlet@arbitron.com T (410) 312-8667 F (410) 312-8613

November 21, 2012

Lisa Etheredge

Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re:	Arbitron Inc.

Form 10-K for the Year Ended December 31, 2011

Filed February 24, 2012

Definitive Proxy Statement on Schedule 14A

Filed April 12, 2012

File No. 1-1969

Dear Ms. Etheredge:

Per our conversation, Arbitron Inc. requests an extension to respond to the Division of Corporation Finance’s letter dated November 14, 2012 regarding the above-referenced filings. Arbitron has been considering the issues raised in your comment letter and is working to respond. However, due to schedules and availability of personnel whose input and/or review is needed, Arbitron believes it will require additional time to respond and will be able to respond by Thursday, December 13, 2012. Thank you for your consideration.

Sincerely,

/s/ Courtney S. Kamlet

Courtney S. Kamlet

cc: Timothy T. Smith, Chief Legal Officer